February 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	MarineMax, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 6, 2013

Definitive Proxy Statement filed on Schedule 14A

Filed January 10, 2014

File No. 001-14173

Dear Mr. Thompson:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated January 24, 2014 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following the comment.

Comment #1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Application of Critical Accounting Policies, page 46

1.	Your disclosure of critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. Rather, you should provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. When critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also provide an analysis of their specific sensitivity to change based on other outcomes that are reasonably likely to occur. In future filings, please revise your disclosures accordingly. Please show us what the revisions would look like.

Securities and Exchange Commission

February 7, 2014

Response to Comment #1

MarineMax will review and revise the applicable disclosures in future filings in accordance with the Staff’s comment. MarineMax proposes to revise its critical accounting policies to read as follows in future filings (subject to future revisions based on future potential changes in MarineMax’s critical accounting policies or underlying business):

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experiences and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not necessarily readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or the service is completed. We recognize deferred revenue from service operations and slip and storage services on a straight-line basis over the term of the contract or when service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We recognize marketing fees earned on credit life, accident, disability, gap, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution or recognition of the related boat sale.

Securities and Exchange Commission

February 7, 2014

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of terminations and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2012 or 2013. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins. We do not believe there is a reasonable likelihood that there will be a change in the future estimates or assumptions we use to calculate our estimate of future chargebacks which would result in a material effect on our operating results.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, “Revenue Recognition—Customer Payments and Incentives” (“ASC 605-50”). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses. Our consideration received from our vendors contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and the ability to meet certain criteria stipulated by our vendors. We do not believe there is a reasonable likelihood that there will be a change in the future estimates or assumptions we use to calculate our vendor considerations which would result in a material effect on our operating results.

Inventories

Inventory costs consist of the amount paid to acquire inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on an average cost basis, or market. We utilize our historical experience, the aging of the inventories, and our consideration of current market trends as the basis for determining a lower of cost or market valuation allowance. Our lower of cost or market valuation allowance contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding the amount at which the inventory will ultimately be sold which considers forecasted market trends, model changes, and new product introductions. We do not believe there is a reasonable likelihood that there will be a change in the future estimates or assumptions we use to calculate our lower of cost or market valuation allowance which would result in a material effect on our operating results. As of September 30, 2012 and 2013, our lower of cost or market valuation allowance was $2.8 million and $1.8 million, respectively. If events occur and market conditions change, causing the fair value to fall below carrying value, the lower of cost or market valuation allowance could increase.

Securities and Exchange Commission

February 7, 2014

Goodwill

We account for goodwill in accordance with FASB Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. The acquisitions of Bassett Marine, LLC and Parker Boat Company resulted in goodwill of $802,000. In accordance with ASC 350, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment test is performed during the fourth fiscal quarter. If the carrying amount of goodwill exceeds its fair value we would recognize an impairment loss in accordance with ASC 350. As of September 30, 2013, and based upon our most recent analysis, we determined through our qualitative assessment that it is not “more likely than not” that the fair values of our reporting units are less than their carrying values. As a result, we were not required to perform the two-step goodwill impairment test. The qualitative assessment requires us to make judgments and assumptions regarding macroeconomic and industry conditions, our financial performance, and other factors. We do not believe there is a reasonable likelihood that there will be a change in the judgments and assumptions used in our qualitative assessment which would result in a material effect on our operating results.

Impairment of Long-Lived Assets

FASB Accounting Standards Codification 360-10-40, “Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets” (“ASC 360-10-40”), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Our impairment loss calculations contain uncertainties because they require us to make assumptions and to apply judgment in order to estimate expected future cash flows. Any impairment recognized in accordance with ASC 360-10-40 is permanent and may not be restored. Based upon our most recent analysis, we believe no impairment of long-lived assets existed at September 30, 2013. We do not believe there is a reasonable likelihood that there will be a change in the future estimates or assumptions used to test for recoverability which would result in a material effect on our operating results.

Securities and Exchange Commission

February 7, 2014

Stock-Based Compensation

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, “Compensation — Stock Compensation” (“ASC 718”). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. Our valuation models and generally accepted valuation techniques require us to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments includes estimating the volatility of our stock price, expected dividend yield, employee turnover rates and employee stock option exercise behaviors. We do not believe there is a reasonable likelihood that there will be a change in the future estimates or assumptions we use to calculate our stock-based compensation which would result in a material effect on our operating results.

Income Taxes

We account for income taxes in accordance with FASB Accounting Standards Codification 740, “Income Taxes” (“ASC 740”). Under ASC 740, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We record valuation allowances to reduce our deferred tax assets to the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740-10, we determined that our net deferred tax asset needed to be fully reserved given recent earnings and industry trends.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make subjective assumptions and judgments regarding our effective tax rate and our income tax exposure. Our effective income tax rate is affected by changes in tax law in the jurisdictions in which we currently operate, tax jurisdictions of new retail locations, our earnings, and the results of tax audits. We believe that the judgments and estimates discussed herein are reasonable.

Comment #2

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

2.	We note your disclosure on page 11 regarding the percentages of your revenue generated by each product and service category. Please tell us your consideration of separately disclosing net sales from tangible products and services and the amount of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Please also tell us your consideration of disclosing the amounts of revenues for each product and service category as opposed to percentages of revenue generated by each product and service category. Refer to ASC 280-10-50-40.

Securities and Exchange Commission

February 7, 2014

Response to Comment #2

Under Rule 5-03 of Regulation S-X, “each class which is not more than 10 percent of the sum of the items may be combined with another class.” Because revenue associated with services provided is less than 10 percent of total revenues, we have combined this revenue with revenue associated with tangible products; gross sales less discounts, returns and allowances. We will continue to monitor our percentage of revenue associated with services and modify our disclosures as appropriate should we exceed the 10 percent threshold.

While not required in the financial statements, we have disclosed in our Form 10-K on pages 9 through 14, under the “Products and Services” section, the percentage of revenue attributable to various products and services, including Maintenance, Repair, and Storage Services at 7.6% of revenue. We will disclose the amounts of revenue in addition to the percentages of revenue in future filings.

Comment #3

Consolidated Statements of Cash Flows, page F-7

3.	We note the payment terms of the amended credit facility disclosed in note 7. Please tell us why proceeds from borrowings and debt payments qualify for net reporting. Please refer to ASC 230-10-45-7 through 9.

Response to Comment #3

The borrowing and repayments related to Amended Credit Facility originate and are repaid based on inventory purchases and sales. ASC 230-10-45-8 indicates that for certain items, net presentation is acceptable if “the turnover is quick, the amounts are large, and the maturities are short.”

Because we incur borrowings on the majority of our new and used inventory, we would expect gross repayments to approximate the same as we are required to repay amounts borrowed once our inventory is sold. The result would be gross borrowings and repayments on our Amended Credit Facility to be approximately $270 million annually. We believe in this instance, the net presentation of these balances is more meaningful to the reader of the financial statements and net reporting is appropriate under the guidance of ASC 230-10-45-7 through 230-10-45-9.

Finally, these borrowings and repayments are occurring on a daily basis as new and used inventory is purchased from manufacturers and sold to customers. We do not believe the knowledge of gross receipts and payments related to our Amended Credit Facility are either necessary or particularly helpful for the reader of our financial statements to understand our operating, investing and financing activities.

Securities and Exchange Commission

February 7, 2014

Comment #4

Other Long-Term Assets, page F-14

4.	Please tell us your consideration of disclosing the amount of equity in earnings or losses of Gulfport included in selling, general and administrative expenses as contemplated by Rule 5-03(b)12 of Regulation S-X.

Response to Comment #4

Rule 5-03(b)(12) of Regulation S-X states: “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. State, parenthetically or in a note, the amount of dividends received from such persons. If justified by the circumstances, this item may be presented in a different position and a different manner (see Rule 4-01(a)).” Rule 4-01(a) of Regulation S-X states: “Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto….” Rule 4-02 of Regulation S-X states: “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.”

As a result of the combination of these rules, Rule 5-03(b)(12) effectively establishes a presumption that equity in the earnings of an affiliate will be presented as part of non-operating income or loss while also permitting an issuer to present such earnings in a different position (i.e. operating income or loss) if justified by the circumstances.

The operations of Gulfport are managed in the same way MarineMax manages its own assets, and such operations are integrated into MarineMax’s operations and internal reporting model. MarineMax participates with Brunswick Corporation in strategic operating and capital expenditure decisions of Gulfport and actively reviews Gulfport’s operational results. The financial and operating performance reviews and related materials reviewed by MarineMax’s Chief Operating Decision Maker (“CODM”) include Gulfport’s results, which indicates the CODM views Gulfport to be integrated into MarineMax’s business. Therefore, MarineMax believes that the equity in the earnings of Gulfport may be presented as a component of operating income. MarineMax believes that including equity earnings and related impairments in selling, general, and administrative expenses (“SG&A”) on its statement of operations aligns the character of this income with its operational nature. The amounts are immaterial to MarineMax’s consolidated SG&A. In addition, the amounts associated with these investments and where they are reported on the face of the MarineMax’s financial statements are clearly disclosed in the notes to the consolidated financial statements for each period presented. Please see the table below.

For the year ended September 30, 2013
Equity earnings	$328,000
Total SG&A	$132,505,000
Equity earnings as a % of SG&A	0.25%

Securities and Exchange Commission

February 7, 2014

MarineMax does not believe that its equity in earnings from Gulfport have a material financial impact on its SG&A or disclosures, and including these amounts in SG&A does not significantly impact the evaluation of its performance by MarineMax’s investors. Furthermore, MarineMax’s current expectation is that equity in earnings from Gulfport will decline in future years and continue to represent less of a percentage of its SG&A in future periods.

Comment #5

Net Income (Loss) Per Share, page F-20

5.	Please tell us how you treat restricted stock awards in your computations of basic and diluted income (loss) per share. Please also tell us your consideration of disclosing the share amount effects of restricted stock awards in accordance with ASC 260-10-50-1a.

Response to Comment #5

MarineMax confirms that non-vested restricted stock awards were properly included in the reconciliation of the basic and diluted per-share computations. MarineMax proposes to revise the applicable footnote to read as follows in future filings (subject to future revisions based on the amounts in the future periods covered):

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is calculated similarly, except that the calculation includes the dilutive effect of stock options and non-vested restricted stock awards. The following is a reconciliation of the shares used in the denominator for calculating basic and diluted net income (loss) per share for the fiscal years ended September 30,

	2011	2012	2013
Weighted average common shares outstanding used in calculating basic income (loss) per share	22,375,271	22,740,986	23,253,992
Effect of dilutive options and non-vested restricted stock awards	—	594,932	749,736

Weighted average common and common equivalent shares used in calculating diluted income (loss) per share	22,375,271	23,335,918	24,003,728

During the fiscal years ended September 30, 2012 and 2013, there were 1,546,207 and 1,728,042 weighted average shares of options outstanding, respectively, that were not included in the computation of diluted income (loss) per share because the options’ exercise prices were greater than the average market price of our common stock, and therefore, their effect would have been anti-dilutive. For the fiscal year ended September 30, 2011, no options or non-vested restricted stock awards were included in the computation of diluted loss per share because we reported a net loss and the effect of their inclusion would have been anti-dilutive.

Securities and Exchange Commission

February 7, 2014

Comment #6

Commitments and Contingencies, page F-20

Other Commitments and Contingencies, page F-21

6.	Please tell us your consideration of providing a reconciliation of the beginning and ending liability balances related to store closings and lease terminations. Please refer to ASC 420-10-50-1b.2.

Response to Comment #6

MarineMax believes it appropriately included in its “Commitments and Contingencies” footnote the required disclosures under ASC 420-10-50-1 and did not include a reconciliation of the beginning and ending liability balances related to store closings and lease terminations because these liability balances are immaterial. Please see the table below.

	September 30, 2012	September 30, 2013
Exit or Disposal Liability	266,000	172,000
Total Liabilities	164,177,000	160,090,000
% of Total Liabilities	0.16%	0.11%

MarineMax’s current expectation is that the liability balance will decline in future years and continue to represent less of a percentage of its liabilities in future periods. MarineMax will, however, include the reconciliation of the beginning and ending liability balances in future filings if these balances become material.

Comment #7

Definitive Proxy Statement filed on Schedule 14A

Incentive Compensation, page 14

7.	We note that you have not disclosed the actual quantitative individual performance objectives to be achieved for each named executive officer to earn their incentive compensation. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

February 7, 2014

Response to Comment #7

MarineMax believes that the disclosure of actual quantitative individual performance objectives for each named executive officer would cause MarineMax competitive harm. As a result, the objectives were not disclosed in MarineMax’s proxy statement under Instruction 4 to Item 402(b).

Individual objectives often go to the core of MarineMax’s corporate strategies, such as a reduction of inventory, a reduction of SG&A, an increase in gross margin, and an increase in market share for certain brands. Quantitative disclosure of these objectives, in MarineMax’s opinion, would result in competitive harm with competitors, suppliers, and employees. For example, it would be harmful for a competitor to know that MarineMax wanted to encourage reducing inventory by a specific amount or increase margin by a specific percentage. It would also be harmful, for example, if a supplier knew that a particular executive was incentivized to drive sales of a particular product. In addition, MarineMax believes the disclosure of these objectives would not meaningfully improve the quality of disclosure to investors given the proxy statement’s disclosure of, among other items: the narrative description of these objectives; the narrative description of the achievement (or lack thereof) of these objectives; and the quantitative weight assigned to each objective for purposes of calculating the incentive compensation payments.

MarineMax believes that the proxy statement contained disclosure about the achievability of the goals and objectives, including in the “Overview and Philosophy,” “Cash Incentive Compensation,” and “Fiscal 2013 Compensation — Incentive Compensation” sections of the proxy statement’s Compensation, Discussion & Analysis.

Discretion to grant awards absent attainment of the stated performance goal does not exist. Discretionary bonuses not related to the stated performance goals may be granted and have been disclosed as discretionary bonuses in the past.

*        *        *

MarineMax acknowledges the following:

•	MarineMax is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MarineMax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 7, 2014

MarineMax believes that the foregoing responds fully to each of the questions in the Staff’s January 24, 2014 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

cc:	William H. McGill, Jr., Chief Executive Officer, MarineMax, Inc.

Paulee Day, General Counsel, MarineMax, Inc.

Robert J. Grammig, Esq., Holland & Knight LLP

Steven W. McMullen, Partner, KPMG LLP